Filed by Fresenius Kabi Pharmaceuticals Holding, LLC
pursuant to Rule 425 under the Securities Act of 1933
                                                                                                                                                                           Subject Company: APP Pharmaceuticals, Inc.
                                                                                                                                                                           Commission File No.: 0-33407
Analyst Meeting - H1/08 Results
July 30, 2008

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 2
Safe Harbor Statement
This presentation contains forward-looking statements that are subject to various risks and uncertainties. Future results could differ materially from those described in these forward-
looking statements due to certain factors, e.g. changes in business, economic and competitive conditions, regulatory reforms, results of clinical trials, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. Fresenius does not undertake any responsibility to update the forward-looking statements contained in this presentation.
ADDITIONAL INFORMATION
In connection with Fresenius Kabi Pharmaceuticals Holding, LLC's proposed acquisition of APP
Pharmaceuticals, Inc., Fresenius Kabi Pharmaceuticals Holding, LLC and APP Pharmaceuticals,
Inc. will file relevant materials with the SEC, including a registration statement that will contain a joint prospectus and information statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain these documents free of charge at the
SEC's website at www.sec.gov. Such documents are not currently available. Investors and security holders are urged to read the joint information statement/prospectus and the other relevant materials when they become available before making any investment decision with respect to the proposed acquisition.

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 3
Growth at constant
currency rates
Growth at actual
currency rates
H1/08
Sales
EBIT
Net income
€ 5,710 m
€ 781 m
€ 212 m
9%
8%
14%
2%
0%
9%
Fresenius Group: Financial Results

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 4
H1/08
US$ 5,177 m
10%
Fresenius
Medical Care
US$ 818 m
8%
Fresenius
Kabi
€ 1,121 m
14%
€ 181 m
14%
Fresenius
Helios
€ 1,040 m
17%
€ 83 m
22%
Fresenius
Vamed
€ 177 m
11%
€ 9 m
0%
Fresenius Group:
Double-digit Sales Growth in all Business Segments

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 5
Fresenius Kabi: Update H1/08
- Excellent organic sales growth of 10%
- Performance of 2007 acquisitions fully
 in line with our expectations
- Dabur Pharma: Successful conclusion
 of public offer allows for transaction
 closing in Q3/08
- APP - outstanding opportunity to
 achieve a leading position in i.v. drugs
 and to grow Fresenius Kabi´s existing
 product portfolio in the U.S.

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 6
APP Pharmaceuticals - Transaction Update
- Financing package
 - first step of equity financing put in place
 - will not limit growth opportunities in other business segments
- FTC filing submitted
- Integration planning initiated
 - complementary structures → virtually no overlap
 - very strong cultural fit, strong leadership team
- Confirm EPS* neutral in year 1 after closing, clearly accretive in year 2
 - no cross-selling revenue synergies included
 - update with bottom-up synergy opportunities and timelines in
  H1/2009
* EPS: before one-time transaction-related depreciation charges and assuming a 2008 closing.

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 7
- Strong organic revenue growth of
 5%*
- 1.8 % EBIT margin progression in
 established clinics
- Smooth integration of Krefeld/Hüls
 hospitals
 - ~9 % increase in hospital admissions
 - Krefeld hospital construction plans
 finalized; investment of ~ € 180 m
  until 2015
* growth rate on a like for like basis
New Krefeld hospital
Fresenius Helios: Update H1/08

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 8
- H1/08 financial results fully on track to
 meet 2008 guidance
- Strong order intake in H1/08
 - € 25 m awarded for the hospital
 extension in Oberndorf/Austria
 - € 8 m for medical technical
 equipment supply for 25 hospitals
 in Sri Lanka
- Hermed acquisition on track - perfect
 fit to strengthen the German service
 business
Krasnodar hospital (model), Russia
Fresenius Vamed: Update H1/08

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 9
Group Financials H1/08 − Outlook 2008

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 10
Sales 2,912 5,710 2% 9 % Organic growth: 6%
EBIT  404  781 0% 8 % Margin: 13.7%
Interest result  -83  -167  10%  2 % Positive currency
     impact, lower average
     rates
Taxes  -111  -214  0%  -8 % Tax rate: 34.9%
Net income  112  212  9%  14%
   actual constant
   rates rates
Fresenius Group: Profit and Loss Statement
€m Q2/08  H1/08 H1/08 YoY Remarks

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 11
€m H1/08  H1/07 Change Organic
     Growth
Germany   213   213   0%  2%
Europe
ex Germany   536   461   16%  7%
Asia-Pacific   180   145   24%  27%
Latin America   84   66   27%  9%
RoW   108  101  7%  11%
Total sales  1,121 986 14% 10%
Fresenius Kabi: Organic Sales Growth of 10%
Maximal zweizeilig, 18 pt

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 12
€m  H1/08 H1/07  Growth
Total EBIT  181   159  14%
Margin  16.1%  16.1%
By Region:
 Europe 162   145  12%
 Margin 21.6% 21.5%
 International  60   50  20%
 Margin 16.1%                16.0%
 Corporate and Corporate R&D -41  -36  -14%
Fresenius Kabi: Strong EBIT Growth

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 13
Fresenius Group: Cash Flow
€m Q2/08 H1/08  YoY  Remarks
Cash flow  324  624  7 %  Strong earnings growth
Change in working capital  -121  -143   --
Operating Cash flow 203  481   -13 % Margin: 8.4%
Capex (net) -171 -332  -13 % On track for full-year
    guidance
Cash flow 32  149   -42%
(bf. acquisitions and dividends)
Acquisitions (net) -65 -224 -37%
Dividends -213 -218  -16%
Free Cash flow -246 -293  --
(after acquisitions and dividends)

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 14
Fresenius Business Segments: Financial Outlook 2008
Fully Confirmed

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 15
Revenue growth
in constant currency
8 - 10%
Net income growth
in constant currency
10 - 15%
Guidance
Capex
~ € 750 m
Fresenius Group: Outlook 2008 Fully Confirmed

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 16
in process
APP Acquisition Financing: Execution Fully on Track

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 17
Attachments

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 18
Earnings before tax and minority interest 614 1,241
Taxes -214 -448
Minority interest, thereof -188 -383
 Fresenius Medical Care net income not attributable -166 -335 to Fresenius (~64%)
 Minority interest holders in Fresenius Medical Care -8 -19
 (FY/2007: US$ 26 m, H1/2008: US$ 13 m according
 to Fresenius Medical Care’s Financial Statements)
 Minority interest holders in Fresenius Kabi, -14 -29
 Fresenius Helios, Fresenius Biotech and due to
 Fresenius Vamed’s 23 % external ownership
Net income 212 410
€m  H1/08 FY/07
Fresenius Group:
Overview - Calculation of Minority Interest

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 19
  June 30,  Dec 31,
   2008 2007
Net debt/EBITDA
3.6
3.0
2.8
2.6
2.4
2.2
2.0
1.8
3.4
3.2
Debt (€m)  5,805 5,699
Net debt (€m)  5,464   5,338

Net debt/EBITDA  2.7 2.6
EBITDA/Interest 6.0 5.5

Fresenius Group: Debt and Interest Ratios

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 20
 €m H1/08 H1/07 Growth
 Total sales 1,040 890 17%
 - established clinic portfolio 945 890 5%*
 - acquisitions (consolidation < 1 yr)  95 0
* growth rate on a like for like basis
Fresenius Helios: Outstanding Sales Growth

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 21
 €m H1/08 H1/07 Growth
 Total EBIT 83 68 22%
 Margin 8.0% 7.6%
 - established clinic portfolio 89 68
  Margin 9.4% 7.6%
 - acquisitions (consolidation < 1 yr) -6 0
Fresenius Helios: Excellent Earnings Development

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 22
 €m H1/08 H1/07 Change

 Total sales 177 160  11%
 By Division:
   Project business 99 87  14%
   Service business 78 73   7%
* project business only ** Dec 31, 2007
 Order intake*  170 84 102%

 Order backlog*  573 510 12%
**
Fresenius Vamed: Strong Sales Development

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 23
 €m H1/08 H1/07 Change
 Total EBIT 9 9 0%
 Margin 5.1% 5.6%
 Net income 9 8 13%
Fresenius Vamed: EBIT Development According to Plan

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 24
     Organic
€m  H1/08 H1/07  Growth
Sales  1,121   986  10%
By Product Segment:
 Infusion Therapy  589   529   6%
 Clinical Nutrition  461   398   13%

 Transfusion Technology  71   59   19%
Fresenius Kabi: Strong Sales Growth in H1/2008

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 25
 H1/08 H1/07 Change

* Clinics in Germany ** Dec 31, 2007
No. of hospitals**  60 60
- Acute clinics 40                              40
- Postacute care clinics                                       20                              20
No. of beds**   17,460 17,192 2%
- Acute clinics 13,699 13,333 3%
- Postacute care clinics 3,761 3,859 -3%
Admissions*
- Acute care (inpatient) 255,924 211,524 21%
Occupancy*
- Postacute care  79% 81%
Average length of stay (days)*
- Acute care** 7.1 7.1
- Postacute care**  30.7 31.9
Fresenius Helios: Performance Indicators

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 26
Fresenius Helios:
Sales Impact Hospital Acquisitions
Acquisitions  Annualized sales
Hospital Oberhausen (NRW)  €  ~20 m consolidated as of Apr 1, 2007
Hospital Lengerich (NRW)   €  ~12 m consolidated as of Apr 1, 2007
Municipal hospitals, Krefeld and Hüls €  ~175 m consolidated as of Dec 31, 2007
Hospital Mariahilf, Hamburg  €  ~26 m  not yet closed

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 27
Sales  5,710  5,719
EBIT   781   786
Interest result   -167   -167
Net income   212   211
Operating Cash flow 481 483
Balance sheet total 15,491 15,543

€m H1/08 H1/08
 US GAAP IFRS
Fresenius Group: Key Figures According to IFRS

Conference Call - Results H1/2008, Fresenius SE, Investor Relations © Copyright, July 30, 2008  Page 28
4.11.2008 Report on 1st-3rd quarters 2008
Contact
Birgit Grund SVP Investor Relations Fresenius SE
Telephone: +49 6172 608-2485
e-mail:  Birgit.Grund@fresenius.com
For further information and current news: http://www.fresenius.com
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